Hateley & Hampton

attorneys & counselors at law

201 santa monica boulevard

suite 300

santa monica, California 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

August 8, 2011

Ms. Sonia Bednarowski

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re: Thunderclap Entertainment, Inc.

Response to Comment letter dated July 18, 2011

Registration Statement on Form S-1/A, Amendment No. 6

File No. 333-172658

Filed: March 7, 2011

Dear Ms. Bednarowski:

Enclosed is the Pre-Effective Amendment No. 6 to the above Registration Statement. The changes are made in response to your oral comments on August 8, 2011.

General

1.                  Cover page: The cover page of the prospectus is dated to reflect the filing date, which is today, August 8, 2011.

Exhibits

2.                  Exhibit 5.1: Paragraph 3 of the opinion letter of Hateley & Hampton has been changed to state the shares “are” legally issued rather than “will be.”

3.                  Exhibit 5.1: The exhibit is referenced to the filing of Amendment No. 6.

4.                  Exhibit 23.2: The consent is referenced to Exhibit 5.1 with the filing of Amendment No. 6.

5.                  The description of the exhibits has been deleted.

If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

Hateley & hampton

Donald P. Hateley, Esq., CPA

cc: Gary L. Blum, Chairman

 Michael F. Matondi, III, President